SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 1


                       The Langer Biomechanics Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.02 par value
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                         (Title of Class of Securities)

                                    515707107
                         ------------------------------
                                 (CUSIP Number)

Andrew H. Meyers                                      Lawrence M. Levinson, Esq.
31 The Birches                                        Herrick, Feinstein LLP
Roslyn Estates, NY 11576                              2 Park Avenue
(516) 481-9178                                        New York, NY 10016
                                                      (212) 592-1400


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 13, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

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* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 515707107                   13D                      Page 2 of 5 Pages
-------------------                                            -----------------

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  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         OrthoStrategies, Inc.
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|
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  3      SEC USE ONLY

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  4      SOURCE OF FUNDS*

         OO
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  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                             |_|
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  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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                              7      SOLE VOTING POWER

                                     None
         NUMBER OF          ----------------------------------------------------
          SHARES              8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    None
           EACH             ----------------------------------------------------
         REPORTING            9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                      None
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     None
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT! *


                               Page 2 of 5 Pages

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.02 per share, of The Langer Biomechanics Group, Inc., a New York corporation (the "Issuer"). The address of the Issuer is 450 Commack Road, Deer Park, NY 11729.


Item 2. Identity and Background

      (a) This schedule is being filed on behalf of OrthoStrategies, Inc., a New York corporation ("OrthoStrategies"). Andrew H. Meyers is the sole shareholder, officer and director of OrthoStrategies.

      (b) The business address of OrthoStrategies and Mr. Meyers is 31 The Birches, Roslyn Estates, NY 11576.

      (c) OrthoStrategies was founded by Mr. Meyers to pursue an acquisition of one or more companies engaged in the manufacture of orthotic and prosthetic devices for persons afflicted with musculoskeletal disorders or injuries. As the sole officer and director of OrthoStrategies, Mr. Meyers is also engaged in such business.

      (d)-(e) During the last five years, neither OrthoStrategies nor Mr. Meyers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      OrthoStrategies has not purchased any securities of the Issuer to date. OrthoStrategies is filing a report on Schedule 13-D because it became a member of a group (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) upon its execution of that certain shareholders agreement, dated December 28, 2000, by and among OrthoStrategies, the Issuer, certain shareholders of the Issuer (the "Shareholders") and OrthoStrategies Acquisition Corp. (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, as an inducement to OrthoStrategies to enter into an agreement to cause OrthoStrategies Acquisition Corp. to effect a cash tender offer for up to 75% of the issued and outstanding shares of common stock of the Issuer (the "Offer Agreement"), the Shareholders covenanted to vote in a certain manner the shares of the Issuer's common stock owned by such Shareholder. The Offer Agreement was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2001.

      On February 13, 2001, the tender offer contemplated by the Offer Agreement was completed. In connection therewith, the Shareholders tendered all of their respective shares in the Issuer and OrthoStrategies Acquisition Corp. and OrthoStrategies assigned to Andrew H. Meyers, Gregory Nelson and Langer
Partners, LLC, the right to purchase the shares of the Issuer tendered in response to the OrthoStrategies tender offer.

      As a consequence of the assignment of their rights by OrthoStrategies and OrthoStrategies Acquisition Corp. and the sale of the shares owned by the Shareholders, OrthoStrategies no longer has any interest, direct or indirect, in the securities of the Issuer.

Item 4. Purpose of Transaction.

      Not Applicable.

Item 5. Interest in Securities of the Issuer

      Not applicable.


                                Page 3 of 5 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

      Not Applicable.

Item 7. Materials to be Filed as Exhibits.

      Not Applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2001                           OrthoStrategies, Inc.
-----------------
Date
                                            By:  /s/ Andrew H. Meyers
                                                 ------------------------------
                                                 Andrew H. Meyers
                                                 President


                                Page 5 of 5 Pages